Exhibit 1.02

L.B. FOSTER COMPANY

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of L.B. Foster Company (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo and the Adjoining Countries (as defined in the Rule).

As further described in this Report, the Company has determined that certain of its operations manufacture or contract to manufacture products that may contain Conflict Minerals that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

L.B. Foster Company is a leading manufacturer, fabricator, and distributor of products and services for the rail, construction, energy, and utility markets. For rail markets, the Company provides a full line of new and used rail, trackwork, and accessories to railroads, mines, and industry. The Company also designs and produces concrete railroad ties, insulated rail joints, power rail, track fasteners, coverboards, and special accessories for mass transit and other rail systems worldwide. Additionally, the Company engineers, manufactures, and assembles friction management products and railway wayside data collection and management systems. For the construction industry, the Company sells steel sheet piling, H-bearing piling, pipe piling, and provides rental sheet piling for foundation requirements. In addition, the Company supplies precast concrete buildings, bridge decking, bridge railing, expansion joints, and other products for highway construction and repair. For tubular markets, the Company supplies pipe coatings for natural gas pipelines and utilities. The Company also produces threaded pipe products for industrial water well and irrigation markets. Based upon Instruction 3 to Item 1.01 of Form SD, the Company is not reporting on products manufactured or contracted to be manufactured by Ball Winch, Inc., which was acquired by the Company in November 2013

This Report relates to the Company’s products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured or contracted to be manufactured by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

L.B. Foster Company does not directly purchase Conflict Minerals. The Company identified the products sold by the Company, which are listed below, as possibly containing Conflict Minerals that are necessary to the functionality or production of the products.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are the following:

Rail segment:

•	Trackwork products	•	Insulated joints	•	Pre-stressed concrete ties

•	Rail switches, fasteners, assemblies, and other track components	•	Transit products and accessories	•	Friction management / modification products

•	Wayside data collection and management systems	•	Materials handling units

Construction segment:

•	Precast concrete buildings	•	Bridge decking, forms, and railing

The Company’s Reasonable Country of Origin inquiries and Due Diligence Process

Having determined that the Rule applies to the above-mentioned product categories, we conducted a good-faith reasonable country of origin inquiry to determine the origin of any Conflict Minerals contained in our products. We describe the steps undertaken as part of this inquiry in the Form SD to which this exhibit is attached. The Company received responses from approximately 84% of solicited vendors indicating that the supplies they sold to the Company did not include Conflict Minerals originating in Covered Countries. Despite our good faith efforts, our reasonable country of origin inquiries did not yield the desired number of responses from suppliers. As a result, we concluded that we had no reason to believe that our necessary Conflict Minerals did not originate in a Covered Country. This conclusion was based solely on the lack of substantive responses to our questionnaire and follow-up inquiries from what we considered to be a critical mass of suppliers. As discussed further below, we undertook additional reasonable country of origin inquiries and due diligence efforts in an attempt to clarify the following with respect to the Conflict Minerals: (i) country of origin, (ii) whether the Conflict Minerals financed or benefited armed groups in those countries, and (iii) whether the Conflict Minerals came from recycled or scrap sources.

In exercising due diligence on the source and chain of custody of the Conflict Minerals, we conformed our due diligence efforts to the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). Furthermore, we have adopted a policy relating to the Conflict Minerals (the “Company Policy”), which can be viewed on the Company’s website at http://www.lbfoster.com/corporate/conflict_minerals.asp. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Our supply chain, with respect to the Covered Products is complex. We have a vast network of suppliers throughout the world and there are generally multiple tiers between the mined Conflict Minerals and our direct suppliers. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners, and therefore must rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. The Company has taken steps to identify the applicable mines, smelters, and refiners of Conflict Minerals in our supply chain.

Step 1: The Company established internal meetings with senior personnel and procurement representatives to educate and train employees on the Rule. We established a Company Policy and determined the source data to be used in our evaluation. Significant outcomes from the meetings were periodically reported to the Audit Committee of the Board of Directors throughout the year.

Step 2: In conjunction with the training, the Company assessed the various business lines and products to determine potential risks within each division.

Step 3: An internal team consisting of accounting, legal, procurement and operational personnel was created to develop a comprehensive design and implementation process in order to evaluate our supply chain. The team was responsible for deploying a strategy, based upon the OECD Guidance, to develop a questionnaire for vendors to complete that would enable the Company to determine whether the supplies included Conflict Minerals. The certification was distributed to all vendors that provided inputs to our manufactured products that may contain Conflict Minerals and was tracked by the accounting group. The Company relied upon the supplier responses; however, our due diligence procedures included an evaluation of each response for reasonableness based upon characteristics specific to the supplier. Through multiple follow-up efforts including email, phone calls, and fax transmittals, the team received responses from approximately 84% of solicited vendors indicating that the supplies they sold to the Company did not include Conflict Minerals originating in Covered Countries. Multiple follow-up procedures were performed to achieve a greater response level; however the Company was unable to obtain certification responses from the entire population.

Step 4: We do not typically have direct relationships with Conflict Mineral smelters and refiners and therefore do not conduct or oversee audits of these entities within our supply chain. However, we support audits through reference to the Conflict Free Sourcing Initiative (CFSI) which is led by the Electronics Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI).

Step 5: The Company intends to report annually on its supply chain due diligence relative to Conflict Minerals from covered countries.

Based on the results of the above-described due diligence efforts, we were unable to determine whether 100% of our vendors excluded Conflict Minerals originating in Covered Countries from products sold to the Company. Therefore, we were unable to determine, after conducting the reasonable country of origin inquiries and subsequently exercising the required due diligence, the country of origin for the Conflict Minerals in the Covered Products. Based on our due diligence efforts, we did not find any evidence that any Covered Products containing Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

Steps Taken to Mitigate Risk

In 2014, we have taken, or plan to take, the following steps to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

•	Continue to deploy our supply chain policy in accordance with OECD recommendations.

•	Enhance management processes to ensure risks are adequately managed.

•	Structure internal systems to support supply chain due diligence. This includes the assignment of responsibility to senior staff to oversee the process and ensure availability of resources, and implementation of “up the chain” communication processes.

•	Augment our reasonable country of origin and due diligence process with our vendors.

•	Raise awareness with suppliers to use conflict-free minerals and alert suppliers to be prepared for an audit to prove that they are conflict free.

Independent Audit Report

No independent private sector audit of the Conflict Minerals Report is required.